May 31, 2006

Via Facsimile

Daniel H. Morris
Attorney-Adviser
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

IMH Assets Corp., Form S-3 Registration Statement
File No.: 333-131344

Dear Mr. Morris:

In connection with the above-captioned registration statement (the “Registration Statement”), we wish to advise you that we hereby request that the effective date of such registration statement be accelerated so that the same will become effective on June 2, 2006 at 4PM EST or as soon as practicable thereafter.

IMH Assets Corp. (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, (ii) a declaration of the Registration Statement’s effectiveness by the Commission or its staff does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IMH ASSETS CORP.

By:    /s/ Ron Morrison
Name:	Ron Morrison
Title:	EVP, General Counsel